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                                                                    Exhibit 99.2


MONDAY JULY 24, 12:23 PM EASTERN TIME

COMPANY PRESS RELEASE

SOURCE: INTEROSA, INC.


QVTECH, EMAIL PRIVACY AND PROTECTION COMPANY,

BECOMES INTEROSA, INC.

NAME CHANGE REFLECTS CLOSER IDENTITY WITH FLAGSHIP PRODUCT

COLORADO SPRINGS, Colo., July 24 -- QVtech, Inc., an Envision Development Corporation Company (Amex: EDV), announced today it has changed its name to Interosa, Incorporated. The company finalized the name change after extensive focus group feedback, customer comments and a desire to more closely relate the company to its flagship product, InterosaMail(TM).

"Name recognition for our Interosa email privacy software and positive customer feedback to the Interosa name itself led us to the change," said Geoff Mulligan, CEO of Interosa, Inc. "As we move forward, we've already developed extensions of the Interosa name and brand for new products and applications of our technology."

ABOUT INTEROSAMAIL

InterosaMail works with existing email systems to provide protection of business email conversations. Interosa policies allow senders to specify who can open an email message, when they can open it and what they can do with the content when it is opened. Working with standard email servers, InterosaMail enables senders to apply one or more of the following policies to their email messages: o

     o Expiration Date -- allows the sender to specify a date and time when a message will become unreadable -- affecting every copy ever sent, forwarded or archived.
     o Read-Only -- disables the recipient's ability to cut, copy, print and print screen. Senders can prevent recipients from intentionally or inadvertently copying or printing the contents of a message.
     o Password Protection -- allows the sender to set a password that the recipient uses to read the email. Messages are encrypted at all times and only authorized recipients who have received the password through an external channel, such as the telephone, may view the decrypted contents.
     o Business Domain Control -- keeps internal mail internal, by preventing decryption outside the company's domain. Recipients can only open messages if they are authorized (with username and password) to access the specified business domain.




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Interosa Policies provide continuous protection for business email and attachments:

     o Lifetime Protection. Messages are always controlled by the sender's policies. Whether a recipient's message is stored on a hard drive, a back up tape or anywhere, the messages are stored in an encrypted state.
     o Forwarding Control. Interosa policies apply continuous protection to a message no matter how or where the email is forwarded or saved.
     o Snoop-Proof. Messages are encrypted at all times during transport and delivery.
     o Policy-Controlled Attachments. GIF, JPEG, plain text and HTML attachments (including office documents saved as HTML) inherit all policy protections.
     o Secure-Delivery Attachments. All files attached to an Interosa message are encrypted during transport and delivery. You can now collaborate securely and quickly without using fax machines or the expense of overnight mail.

ABOUT INTEROSA

Interosa delivers email privacy to Business Executives who are at risk when using email to conduct confidential business. Interosa's first offering, InterosaMail, protects against breaches that occur when email messages and attachments leak to unwanted recipients. For additional information, please visit HTTP://WWW.INTEROSA.COM.

ENVISION DEVELOPMENT CORPORATION

Envision Development Corporation (www.edvcorp.com), is a rapidly growing provider of Web-centric transactive technologies through applications development and end-to-end eBusiness solutions. Envision's strategy is formulated on the premise that organizations wishing to participate in the Internet economy are increasingly turning to eBusiness experts.